EXHIBIT 12


                     CONAGRA, INC. AND SUBSIDIARIES
              COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED
               CHARGES AND OF EARNINGS TO COMBINED FIXED
                  CHARGES & PREFERRED STOCK DIVIDENDS
                            ($ IN MILLIONS)




                                                                Nine
                                                            Months Ended
                                                            February 26,
                                                                1995
                                                            ____________
Fixed charges:
       Interest expense                                    $      246.0
       Capitalized interest                                         2.8
       Interest in cost of goods sold                              12.9
       One third of non-cancellable lease rent                     31.8
                                                            ------------
       Total fixed charges (A)                                    293.5

       Add preferred stock dividends of the company                29.5
                                                            ------------
       Total fixed charges and preferred stock
        dividends (B)                                      $      323.0
                                                            ============

Earnings:
       Pretax income                                       $      575.3
        Adjustment for unconsolidated subidiaries                   5.2
                                                            ------------
       Pretax income of the Company as a whole                    580.5

       Add fixed charges                                          293.5
       Less capitalized interest                                   (2.8)
                                                            ------------
       Earnings and fixed charges (C)                      $      871.2
                                                            ============

       Ratio of earnings to fixed charges (C/A)                     3.0

       Ratio of earnings to combined fixed charges
        and preferred stock dividends (C/B)                         2.7


                                            EXHIBIT 12 (Continued)


For the purpose of computing the above ratio of earnings to fixed charges, earnings consist of income before taxes and fixed charges. Fixed charges, for the purpose of computing earnings are adjusted to exclude interest capitalized. Fixed charges include interest on both long and short-term debt (whether said interest is expensed or capitalized and including interest charged to cost of goods sold), and a portion of noncancellable rental expense representative of the interest factor. The ratio is computed using the amounts for ConAgra as a whole, including its majority-owned subsidiaries, whether or not consolidated, and its proportionate share of any 50% owned subsidiaries, whether or not ConAgra guarantees obligations of these subsidiaries.

For purposes of calculating the above ratio of earnings to combined fixed charges and preferred dividends, preferred stock dividend requirements (computed by increasing preferred stock dividends to an amount representing the pre-tax earnings which would be required to cover such dividend requirements) are combined with fixed charges as described above, and the total is divided into earnings as described above.